No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On May 15, 2017, Honda Motor Co., Ltd. (the “Company”) announced that at the meeting of the Board of Directors of the Company held today, the Company resolved to propose partial amendments to its Articles of Incorporation at its 93rd Ordinary General Meeting of Shareholders scheduled to be held on 15 June 2017.

Exhibit 2:

The Board of Directors of the Company, at its meeting held on May 15, 2017, resolved to convene the Company’s 93rd ordinary general meeting of shareholders as indicated.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 16, 2017

[Translation]

May 15, 2017

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Partial Amendment to the Articles of Incorporation

  Honda Motor Co., Ltd. (the “Company”) hereby announces that at the meeting of the Board of Directors of the Company held today, the Company resolved to propose partial amendments to its Articles of Incorporation (the “Articles of Incorporation”) at its 93rd Ordinary General Meeting of Shareholders scheduled to be held on 15 June 2017, as described below.

Particulars

1. Reason for Amendments

  Based on our Fundamental Beliefs, the Company has been striving to enhance corporate governance as one of the most important management issues to become “a company that society wants to exist.” In our effort to achieve this target, we have increased the trust of our shareholders/investors, customers and society, while seeking for sustainable growth and maximizing the corporate value over the medium to long term.

  Now, in order to further strengthen the supervisory function of the Board of Directors and speed up decision-making, the Company has determined to make the transition to a Company with an Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the Executive Directors. In accordance with this transition, the following amendments to the Articles of Incorporation are intended to be made:

(1) Amendments in connection with the transition to “Company with an Audit and Supervisory Committee”.

  ①To enable the Company to transition to a Company with an Audit and Supervisory Committee, provisions will be added regarding the abolishment of the Board of Corporate Auditors and the establishment of the Audit and Supervisory Committee. (Article 4 of Proposed Amendments)

  ②New provisions will be established in connection with “Directors who are Audit and Supervisory Committee Members.” (Article 20, Paragraph 2, Article 21, Paragraph 2 and 3, and Article27 of Proposed Amendments)

  ③In accordance with the transition to a Company with an Audit and Supervisory Committee, the total number of Directors, including Directors who are Audit and Supervisory Committee Members, will be prescribed as a maximum of 20 (in which Directors who are Supervisory Committee Members will be a maximum of 7). (Article 19 of Proposed Amendment)

  ④The title of Chapter 5 will be changed from “Corporate Auditors and Board of Corporate Auditors” to “Audit and Supervisory Committee.” The provisions regarding “Board of Corporate Auditors” will be replaced to those regarding “Audit and Supervisory Committee.” (Articles 30 and 31 of Proposed Amendments)

  ⑤New articles will be established to enable the Board of Directors to delegate all or part of decisions on execution of important operations to a Director (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution. (Article 28 of Proposed Amendments)

  ⑥Pursuant to the transition to the Company with an Audit and Supervisory Committee, articles or provisions related to Corporate Auditors will be deleted. (Articles 29 through 31 and Articles 34 and 35 of the existing Articles of Incorporation)

  ⑦Supplementary provisions will be newly established in connection with the deletion of Articles 35 of the existing Articles of Incorporation. (Supplementary provisions in the Proposed Amendments)

  ⑧Other necessary amendments or changes in connection with the transition to the Company with an Audit and Supervisory Committee will be made.

(2) Other overall amendments

  Article numbers will be reorganized to accommodate the newly established and deleted articles.

2. Details of Amendments

  The details of amendments are as attached.

3. Schedule for Amendments

  The scheduled date of the Ordinary General Meeting of Shareholders to amend the Articles of Incorporation: June 15, 2017

  The scheduled effective date of the amendments to the Articles of Incorporation: June 15, 2017

Articles of Incorporation Comparative Table

(Portions to be amended are underlined.)

Current Articles of Incorporation (as of June 19, 2013)	Proposed Amendments
Articles 1 through 3 [Omitted]	[Unchanged]

Article 4.     (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1.            Board of Directors

2.            Corporate Auditors

3.            Board of Corporate Auditors

4.            Accounting Auditors

Article 4.     (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1.            Board of Directors

2.            Audit and Supervisory Committee

[Deleted]

3.            Accounting Auditors

Articles 5 through 18 [Omitted]	[Unchanged]

Article 19. (Number of Directors) Directors of the Company shall be not more than fifteen in number.

Article 19.     (Number of Directors)

Directors of the Company shall be not more than twenty in number, of which the Directors who are Audit and Supervisory Committee Members shall be not more than seven in number.

Article 20.     (Election of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

[Newly established]

Article 20.     (Election of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

The election of Directors pursuant to the provisions of the preceding Paragraph shall be implemented, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

Article 21.     (Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

Article 21.     (Term of Office)

The term of office of Directors who are not Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

[Newly established]

The term of office of Directors who are Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within two years after their election to office.

[Newly established]

The term of office of a Director who is an Audit and Supervisory Committee Member elected to fill the vacancy caused by the resignation of a Director who is an Audit and Supervisory Committee Member prior to the expiry of such Director’s term of office shall expire at the time of expiration of the term of office of their predecessor.

Article 22.     (Directors with executive powers)

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors one President and Director and may appoint one Chairman of the Company, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22.     (Directors with executive powers)

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) one President and Director and may appoint one Chairman of the Company, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 23.     (Representative Directors)

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, Directors who shall each represent the Company.

Article 23.     (Representative Directors)

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) Directors who shall each represent the Company.

Article 24 [Omitted]	[Unchanged]

Article 25.     (Notice of meetings of the Board of Directors)

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Directors and Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 25.     (Notice of meetings of the Board of Directors)

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Directors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 26 [Omitted]	[Unchanged]

Article 27.     (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Article 27.     (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

[Newly established]

Article 28.     (Delegation of decisions on execution of important operations)

The Board of Directors of the Company may delegate to a Director all or part of decisions on execution of important operations (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution.

Article 28 [Omitted]	Article 29 [Unchanged]

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Audit and Supervisory Committee

Article 29. (Number of Corporate Auditors) Corporate Auditors of the Company shall be not more than seven in number.	[Deleted]

Article 30.     (Election of Corporate Auditors)

Corporate Auditors shall be elected by resolution of a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of shareholders who are entitled to exercise their voting rights.

[Deleted]

Article 31.     (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within four years after their election to office.

The term of office of a Corporate Auditor elected to fill the vacancy of a Corporate Auditor who resigned from his/her office before the expiration of his/her term shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

[Deleted]

Article 32.     (Board of Corporate Auditors)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that such Regulations may not preclude the exercise of the power of any Corporate Auditor.

Article 30.     (Audit and Supervisory Committee)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee established by the Audit and Supervisory Committee.

Article 33.     (Notice of Meetings of Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

Article 31.     (Notice of meetings of Audit and Supervisory Committee)

Notice of convocation of a meeting of the Audit and Supervisory Committee shall be sent to each Audit and Supervisory Committee Member three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.	If the consent of all Audit and Supervisory Committee Members is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 34.     (Remuneration of Corporate Auditors, etc.)

Remuneration and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

[Deleted]

Article 35.     (Exemption of Corporate Auditors’ Liabilities, etc.)

Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Corporate Auditors which limit the liability for damages of such Outside Corporate Auditors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

[Deleted]

Articles 36 through 39 [Omitted]	Articles 32 through 35 [Unchanged]

[Newly established]

Supplementary Provisions

Article 1.     (Transitional measures for exemption from liability of Corporate Auditors prior to transition to a company with an Audit and Supervisory Committee)

The exemption from liability for the acts of Corporate Auditors (including former Corporate Auditors) provided in Article 423, Paragraph 1 of the Company Law and liability limitation agreements executed with Outside Corporate Auditors prior to the close of the ordinary general meeting of shareholders relating to the business year ending on March 31, 2017 shall continue to be governed by Article 35 of the Articles of Incorporation as before its amendment effective from the close of the aforementioned ordinary general meeting of shareholders.

[Translation]

May 15, 2017

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning 93rd Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 15, 2017, resolved to convene the Company’s 93rd ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 15, 2017

(Reception desk is expected to open at 9:00 a.m.)

2.	Place

Grand Nikko Tokyo Daiba

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1. Report on the business report, consolidated financial statements and unconsolidated financial statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017); and

2. Report on the results of the audit of the consolidated financial statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Nine (9) Directors (Excluding Directors who are Audit and Supervisory Committee Members)

Fourth Item:

Election of Five (5) Directors who are Audit and Supervisory Committee Members

Fifth Item:

Determination of Amount of Remuneration for Directors (other than Directors who are Audit and Supervisory Committee Members)

Sixth Item:

Determination of Amount of Remuneration for Directors who are Audit and Supervisory Committee Members